414

05013323

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liquor Stores Income Fund

*CURRENT ADDRESS Suite 1120, 10235 - 101 Street
Edmonton, Alberta T5J 3G1

**FORMER NAME

PROCESSED
DEC 2 0 2005 E
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34937 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 12/16/05

LIQUOR STORES INCOME FUND

SUCCESS IN THE MIX

LIQUOR STORES INCOME FUND

Annual Report 2004





Irv Kipnes, President and Chief Executive Officer, Henry Bereznicki, Chairman

TABLE OF CONTENTS

LIQUOR STORES INCOME FUND – HIGHLIGHTS

Month End Unit Price plus Cummulative Distributions



16
14
12
10
8
6
4
2
0
Dollars
$10.00
$12.25
$13.94
$14.77
$14.80
Opening
Sept. 30 2004
Oct. 29 2004
Nov. 30 2004
Dec. 31 2004
Date

The fund began trading publicly on September 28, 2004 at a unit price of $10.00 per unit. The above chart is representative of the value per unit based on the $10 issue price compared to the trading value per unit on the final day of each month plus the cumulative distributions declared by the Fund from the commencement of the Fund to the last day of each month.

Number of Stores Operated



70
60
50
40
30
20
10
0
Number of Stores
35
38
40
42
50
50
65
2000
2001
2002
2003
Sept. 28 2004
Dec. 31 2004
May 6 2005
Date

The Fund commenced operations on September 28, 2004 with the acquisition of 50 stores from Liquor Depot Corporation (LD) and Liquor World Group Inc. (LW). Prior to September 28, 2004 the number of stores operated is the combined number of LD stores operated by LD as of July 31 and the number of stores operated by LW as of December 31.

REPORT TO UNITHOLDERS

We are pleased to present our first annual report to Unitholders for the period September 28, 2004 to December 31, 2005. While this is a very short reporting period, it has been event-filled, marked by the successful merger of the Liquor Depot Corporation and the Liquor World Group of Companies, as well as the transition to a publicly traded income trust.

On September 28th, 2004, the assets of The Liquor Depot Corporation and the Liquor World Group of Companies were transferred to Liquor Stores Limited Partnership. Liquor Stores Income Fund then acquired a 50.6 per cent indirect interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is an unincorporated, open-ended, limited-purpose trust established under the laws of the Province of Alberta.

At the time of our initial public offering Liquor Stores Income Fund became Alberta's largest liquor store retailer, (by number of stores), operating 49 stores in Alberta and one store in British Columbia. Subsequent to year-end, we have grown by an additional 15 stores including two new stores in British Columbia, for a total of 65 stores.

The Management's Discussion and Analysis attached to this annual report provides comparative consolidated financial results for the business before and after its acquisition by the Fund for the fourth Quarter of 2003 and the fourth quarter of 2004. We encourage you to review this information along with our financial statements.

Highlights of our fourth quarter operating results would include an improvement of gross margins from $6.9 million in 2003 to $7.8 million in 2004 and an increase in earnings from operations during the same period from $2.89 million to $3.46 million. Included in the above earnings is an increase of $341,000 from stores open for a full year.

During the fourth quarter of 2004 we made several changes that resulted in sustainable improvements to our bottom line including centralizing our wholesale operations in Edmonton, reducing our operating costs in stores open for a full year by $200,000 the fourth quarter of 2004 when compared to the fourth quarter of 2003. We also adopted a more stringent discount and credit policy.

We are confident that our growth opportunities will continue in both Alberta and British Columbia. In March of 2005, the Fund acquired 10 stores of the Last Call Group as well as three independent stores in Alberta. The Last Call Group was the fourth largest independent chain of liquor stores in Alberta. With the addition of the two stores under construction in British Columbia the Fund will have 65 stores which represents a 30 per cent increase from the time of our initial public offering. With the accretive nature of the acquisitions and the continued strong performance of the Fund's business, the Fund announced its intention to increase its annual distribution by $0.075 per unit from $1.00 to $1.075 ($0.08958 per month), commencing with the distribution to be paid to unitholders of record on May 31, 2005.

Looking forward, we believe there are significant growth opportunities in both Alberta and British Columbia. The Fund is well positioned to take advantage of these growth opportunities. On February 16, 2005, the Fund announced that it had entered into an agreement to complete a private placement of Fund units in order to fund the acquisition and development of the 15 new stores and to position the Fund for future growth. On March 2, 2005, the Fund completed a private placement of 1,830,000 Fund Units for gross proceeds of $30,012,000.

The retail liquor industry remains an attractive industry for investment, with strong growth, a stable regulatory environment in Alberta that has been in place for 11 years and emerging opportunities in British Columbia. Our Fund intends to make the most of the opportunities presented to us. We have a history of stable and increasing revenues and margins, proven strategies for continued growth and an experienced management team with significant ownership in the Fund.

We believe there will continue to be a trend of consolidation in the liquor retail industry. Based on the acquisitions to date and the Fund's program of acquisition and new store development, we expect continued sales and earnings growth in 2005. To this end, the Fund has committed a senior management person to move to British Columbia to oversee acquisitions and new store development in that Province. An additional head office staff dedicated to acquisitions has been added in Alberta.

We would like to thank all of those who participated in our initial public offering and all of our new unitholders who have joined the Fund since our IPO in September of 2004. We also want to thank our management team who's dedication over the last several months have resulted in the successful completion of the IPO, the acquisition of 15 new locations, and the completion of the private placement of 1,830,000 additional Fund Units on March 2, 2005.

We would also like to invite all unitholders to visit any of our 65 locations in Alberta or British Columbia or our website at www.liquorstoresincomefund.ca. On June 15, 2005, we invite you to join us at our annual general meeting that will be held at the Sutton Place Hotel, 10235 - 101 Street, in Edmonton, Alberta at 2:00 p.m.

Yours sincerely,



Henry Bereznicki
Chairman of the Board of Liquor Stores GP Inc.,
Administrator of Liquor Stores Income Fund



Irv Kipnes
President and CEO, Liquor Stores GP Inc.,
Administrator of Liquor Stores Income Fund

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis should be read in conjunction with the audited consolidated financial statements and accompanying notes of Liquor Stores Income Fund (the "Fund") for the initial period from August 10, 2004 to December 31, 2004, which includes business operations from September 28, 2004 to December 31, 2004. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollar, while other amounts have been rounded to the nearest thousand dollars. References to notes are to the notes to the December 31, 2004 audited consolidated financial statements of the Fund.

This Management Discussion and Analysis is dated March 24, 2005.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $43,000,000. The costs of issuance of the units were $5,185,828 resulting in an addition to Unitholders Equity of $37,814,172. Concurrent with the closing of the IPO, the Fund used the proceeds from the IPO to acquire a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP") (note 3) and Liquor Stores LP used such net proceeds and funds from the new credit facilities (note 8 and note 10) to acquire the net assets (the "Acquired Business") of The Liquor Depot Corporation ("Liquor Depot") and Liquor World Group Inc. ("Liquor World") and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors"). The capital contributed by the Vendors is represented by the Subordinated LP Units and Exchangeable LP Units more fully described in note 13.

Working Capital amounts as at September 28, 2004 have been finalized and pursuant to the purchase agreements the purchase price has been adjusted to reflect the actual amount of working capital purchased. The Fund has also finalized its estimate of the fair value of assets acquired and liabilities assumed. The purchase price allocated to the assets acquired and the liabilities assumed based on their fair values, is as follows:

Property and equipment	$ 12,319,558
Goodwill	66,943,639
Intangible assets	429,000
Other assets	121,975
Total assets	79,814,172
Net working capital	17,631,534
	$ 97,445,706
Consideration, being cash from IPO and new credit	$ 55,445,706
Liquor Stores LP Subordinated LP Units	21,250,000
Liquor Stores LP Exchangeable LP Units	20,750,000
	$ 97,445,706

On March 2, 2005, the Fund completed a private placement of 1,830,000 Fund Units at $16.40 per unit for gross proceeds of $30,012,000 (note 18b) and increased its interest in Liquor Stores LP to 59.34%.

The Fund Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

The Business of the Fund

The Fund is the largest liquor store retailer in Alberta by number of stores and the second largest by revenue. The fund currently operates 63 stores, 50 of which are located in or near the urban centres of Calgary and Edmonton, and one of which is in British Columbia. Two additional stores are currently under construction in British Columbia. As of December 31, 2004 the Fund operated 50 Stores.

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. The Province of British Columbia's model for liquor distribution is a blend of private and government operated retail outlets.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditure, working capital reserve, growth capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

The following table summarizes the distributions for the period:

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared	Paid	Declared	Paid	Declared	Paid
October 19, 2004	November 15, 2004	$ 393,886	$ 393,886	$ 190,070	$ 190,070	$ 583,956	$ 583,956
November 9, 2004	December 15, 2004	358,192	358,192	172,848	172,848	531,040	531,040
December 15, 2004	January 17, 2005	358,190	–	721,523	–	1,079,713	–
		$1,110,268	$ 752,078	$1,084,441	$ 362,918	$2,194,709	$1,114,996

Distributions are paid on Fund Units, Liquor Stores LP Exchangeable LP Units and Liquor Stores LP Subordinated LP Units. As of December 31, 2004 the following Units were outstanding:

Fund Units (note 12)	4,300,000
Liquor Stores LP Exchangeable LP Units (note 13)	2,075,000
Liquor Stores LP Subordinated LP Units (note 13)	2,125,000
	8,500,000

During the period, the Fund approved distributions of $0.2582 per Fund Unit to Unitholders. Distributions during the period were consistent with the distributions contemplated in the Fund's IPO prospectus. The prospectus contemplated monthly distributions of $0.0833 per unit or $1.00 per year in aggregate. On February 14, 2005 the Fund announced that it intends to increase its annual distribution by $0.075 per unit from $1.00 to $1.075 ($0.08958 per month), commencing with the distribution to be paid to Unitholders of record on May 31, 2005, subject to the completion of the acquisition of 10 additional stores announced at that time. These acquisitions have now been completed. On March 2, 2005 the Fund issued 1,830,000 Fund Units at $16.40 per Fund Unit for gross proceeds of $30,012,000 (note 18b).

It is the Fund's policy to review the monthly distributions on a periodic basis.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

Earnings from operations	$	3,214,164
Add: Amortization of property and equipment		249,728
Add: Amortization of intangible assets		22,534
Add: Proceeds on disposal of property and equipment		1,350
Add: Future Income taxes		6,000
Less: Interest paid		(135,321)
Less: Purchase of property and equipment		(115,786)
Distributable cash	$	3,239,969
Distributable cash per unit		0.3812
Distributions declared	$	2,194,709
Distributions declared per unit		0.2582
Amount available for future distributions and not distributed as of December 31, 2004 ($0.3812 per unit less $0.2582)	$	1,045,260

For the period, the Fund had distributable cash $0.3812 per unit, as calculated above, and declared distributions of $0.2582 per unit. Basic and diluted earnings per unit were $0.348 per unit for the period.

Unitholders' Equity and Non-controlling Interest

Fund Units outstanding as of December 31, 2004 is as follows:

	Units	Issue Costs	Unitholders' Equity	Non-controlling Interest
Fund Units	4,300,000	$ 5,185,828	$ 37,814,172	–
Special Voting Units	4,200,000	–	–	–
Non-controlling Interest	4,200,000	–	–	$ 42,376,480

On March 2, 2005, the Fund issued 1,830,000 Fund Units at $16.40 per Fund Unit for gross proceeds of $30,012,000. The gross proceeds less issuance costs estimated at $1,500,000 will be recorded as unitholder's equity (note 18 b).

SELECTED FINANCIAL INFORMATION

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Earnings from operations for purposes of disclosure under "Fourth Quarter Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense and amortization of property and equipment and intangibles to net earnings for the period. In the case of Liquor Depot and Liquor World, earnings from operations have been derived by adding amortization expense, charitable donations, management salaries to directors, officers and shareholders, interest expense, income tax expense and non-controlling interest to the net income for the period and subtracting from the resulting total income taxes recovered and income arising from subsidiaries accounted for on an equity basis.

Earnings from operations as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that earnings from operations as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating earnings from operations as so calculated may differ from the methods used by other issuers. Therefore, the Fund's earnings from operations as so calculated may not be comparable to similar measures presented by other issuers.

Basis of Management's Discussion and Analysis

The Fund was established on August 10, 2004 and acquired indirectly the Acquired Business on September 28, 2004. Accordingly, the Fund's year end reporting includes three days of business operations from the third quarter and a complete fourth quarter.

To provide more meaningful information, the following MD & A refers to the fourth quarter operating results of the Fund compared to the results for the Vendors for similar operating accounts combined for the fourth quarter 2003 (See "Non-GAAP Measures"). It is management's belief that charitable donations and management salaries and bonuses incurred by Liquor Depot and Liquor World are not relevant when compared to the Fund's operations because of differences between the structure and policies of the Fund to those of the Vendors.

Fourth Quarter Operating Results

The following table shows the audited results of the Fund from August 10, 2004 to December 31, 2004 (which includes results of operations from September 28, 2004 to December 31, 2004), the unaudited results of the Fund for the period from October 1, 2004 to December 31, 2004 (the fourth quarter of 2004) and unaudited results for Liquor Depot and Liquor World for the period from October 1, 2003 to December 31, 2003. Combined sales, cost of sales and administrative and operating expenses of Liquor Depot and Liquor World for the period from October 1, 2003 to December 31, 2003 have been derived from the unaudited combined consolidated financial statements of Liquor World, and the unaudited consolidated financial statements of Liquor Depot. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

	Fund December 31, 2004 (95 days of operations)	Vendors 4th Quarter 2003	Fund 4th Quarter 2004	Change Q4 2003 to Q4 2004
Sales	$ 35,542,909	$ 33,545,313	$ 34,736,150	$ 1,190,837
Cost of Sales	27,571,758	26,648,433	26,921,763	273,330
Gross Margin	7,971,151	6,896,880	7,814,388	917,508
Administrative and Operating Expenses	4,484,725	4,006,844	4,349,900	343,056
Earnings from operations, as defined below*	$ 3,486,426	$ 2,890,036	$ 3,464,488	$ 574,452

*Earnings from operations have been calculated as follows. In the case of the Fund, earnings from operations has been derived by adding interest expense, amortization of property and equipment and amortization of intangible assets to earnings before non-controlling interest for the period. In the case of Liquor Depot and Liquor World, earnings from operations has been derived by adding amortization expense, charitable donations, management salaries to directors, officers, and shareholders, any loss arising from subsidiaries accounted for on an equity basis, interest expense, income tax expense and non-controlling interest to the net income for the period and subtracting from the resulting total income taxes recovered and income arising from subsidiaries accounted for on an equity basis (See "Non-GAAP Measures").

In order to provide more meaningful information to the reader, the following Management's Discussion and Analysis will compare the results of the Fund's operations for the fourth quarter of 2004 to the Vendor's fourth quarter results for 2003.

Fourth Quarter Sales

Fourth quarter sales increased to $34.7 from $33.5 million when compared to the same period in 2003, although same store sales declined from $33.0 to $31.5 million. Management believes that the decline in same store sales arose from a variety of factors including: the implementation of a more stringent discount and credit policy resulting in some sales loss but a significant increase in margins; cancellation of a third party customer affinity program; a Christmas season where customers had fewer holiday days for shopping; increased competition at some locations; and the impact of no 2004-2005 NHL season.

Notwithstanding the drop in same store sales gross margins improved by $918,000.

Fourth Quarter Cost of Sales and Gross Margin

Gross margin increased by approximately $918,000 from $6.9 million to $7.8 million or 13.3%. The gross margin increase was the result of a 3.5% increase in sales and a 1.94% increase in gross margin percentage. Factors that contributed to the increase in gross margin included; a more stringent credit and discount policy, elimination of a third party affinity program, and the harmonization of retail pricing.

Fourth quarter cost of sales increased from approximately $26.6 million to $26.9 million. New stores and stores that were open for less than 12 months contributed an additional $577,000 to gross margin on $2.6 million of sales in the fourth quarter of 2004.

Combined Administrative and Operating Expense

Administrative and operating expenses increased by approximately $385,000 from $3.96 million to $4.35 million. The components of the increased administrative and operating costs are as follows:

Additional expenses relating to 8 stores not open for the entire fourth quarter of 2003	$ 330,000
Savings obtained on same store operating costs	(200,000)
Additional administrative expenses	220,000
Net increase in administrative and operating expenses	$ 350,000

A significant portion of the increased administrative and operating costs that were incurred by the Fund in the fourth quarter of 2004 were expensed over 95 days of operations but in the future will be expensed over a full year.

Earnings from Operations (as defined)

Earnings from operations (as defined above) increased by approximately $574,000 from $2.9 million to $3.5 million or 19.8%. The earnings increase is as a result of higher gross margin, the addition of new stores, and the savings achieved through synergies on combination of Liquor World and Liquor Depot.

Financial Position	December 31, 2004
Total assets	$ 102,080,855
Total current liabilities	14,106,849
Long-term debt	7,397,917
Unitholders' equity	38,199,609
Non-controlling interest	42,376,480

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the period, the Fund approved distributions of $0.2582 per Fund Unit to Unitholders. The total distributions declared on Fund Units for the period from closing of the IPO on September 28, 2004 to December 31, 2004, was $1,110,268. These distributions are consistent with the distributions contemplated in the Fund's IPO prospectus. On February 14, 2005 the Fund announced that it intends to increase its annual distribution by $0.075 per unit from $1.00 to $1.075 ($0.08958 per month) commencing with the distribution of May 31, 2005, subject to the completion of the acquisition of 10 additional stores announced at that time. These acquisitions have now been completed. On March 2, 2005 the Fund issued 1,830,000 Fund Units at $16.40 per Fund Unit for gross proceeds of $30,012,000 (note 18b).

Credit Facilities

At the time of its IPO, the Fund established credit facilities with a Canadian chartered bank. These credit facilities consisted of an $18 million demand revolving operating loan, a $7.5 million committed non-revolving capital loan (due April 29, 2006) and a $10 million committed non-revolving acquisition loan. As a result of the various acquisitions the Fund completed in February of 2005 the $18 million demand revolving operating loan was increased to $24 million. As of December 31, 2004, total indebtedness under all credit facilities has increased to $18.8 million.

At the closing of the IPO, $7.5 million was drawn on the non-revolving capital loan and $10.1 million was drawn on the demand revolving operating loan in order to fund the purchase of the net working capital of the Vendors. Under the purchase and sale agreements between Liquor Stores LP and the Vendors, the purchase price was adjusted to reflect the actual working capital acquired.

On March 2, 2005, the Fund issued 1,830,000 Fund Units at $16.40 per Fund Unit for gross proceeds of $30,012,000 (see Note 18 b). The amounts borrowed under the acquisition loan in February, and a portion of the operating line was then repaid with the net proceeds received from the issuance of 1,830,000 Fund Units from treasury.

A portion of the proceeds from the March 2, 2005 issue of Fund Units was used to retire the acquisition debt. The Fund now has funds available from the issue of the new units and its acquisition credit facility to fund future acquisitions.

Capital Expenditures

On September 28, 2004, the Fund indirectly acquired property and equipment $12,319,558 (note 3) from the Vendors. During the period from September 28 to December 31, 2004, the Fund incurred $115,786 in capital expenditures and received $1,350 from the sale of property and equipment. Future capital expenditures (other than acquisitions) will be funded from cash flow generated from operations or from available credit facilities.

From February 18, 2005 to March 14, 2005 the Fund purchased the assets of 13 additional retail liquor stores (note 18a) with cash from existing credit facilities and the proceeds from the issuance of Fund Units (note 18b). Two additional retail liquor stores are currently under construction in British Columbia.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's bank indebtedness and long-term debt (notes 8 and 10), bear interest with floating rates based on bank prime rate or at short term banker's acceptance rates, thus exposing the Fund to some interest rate fluctuations. As a result of the acquisition of the new stores subsequent to year-end (note 18a); the Fund increased the amount available under its operating line from $18 million to $24 million and now has total credit facilities of $41.5 million. Based on operating 65 stores, management estimates that the Fund would normally have approximately $24 million of debt ($16.5 million of which would be operating debt) on average outstanding throughout a year. Excess funds from the March 2, 2005 issue of Fund Units will be used to fund future acquisitions and will temporarily reduce the amount of debt outstanding. A 1.0% increase in interest rates would have an impact of less than $240,000 on distributable cash based on $24 million of debt outstanding on average throughout the year.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of December 31, 2004 due in the years indicated, which relate to various premises operating leases and the $7,500,000, non-revolving loan that is repayable in April of 2006.

	2005	2006	2007	2008	2009 and thereafter
Operating Leases	$ 3,340,113	$ 3,250,575	$ 2,948,816	$ 2,774,691	$ 6,549,074
Long Term Debt	–	7,500,000	–	–	–
Total	$ 3,340,113	$ 10,750,575	$ 2,948,816	$ 2,774,691	$ 6,549,074

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Because of the nature of the Fund's business and assets, management does believe that there are critical accounting policies that rely on estimates.

Changes in Accounting Policies

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. As a result of the release of EIC-151 entitled "Exchangeable Securities Issued by Subsidiaries of Income Trusts" dated January 19, 2005 management reclassified the presentation of the Liquor Stores LP Exchangeable LP Units and Liquor Stores LP Subordinated LP Units from equity to non-controlling interest. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include Liquor Stores LP's purchase of the assets of the business from the Vendors. As of December 31, 2004, $427,373 was due to the Vendors. This amount arose as a result of the difference between the September 17, 2004 estimated amount of working capital that would be purchased by the Fund as of September 28, 2004 and actual amount of working capital purchased.

During the period the Fund incurred professional fees of $9,400 to a law firm where one of the partners is a director of a subsidiary of the Fund. The Fund also leases a warehouse from a company controlled by a director of a subsidiary and one retail location is leased from a company that two directors of a subsidiary are shareholders. Total lease payments under these agreements are $6,300 per month (see note 9).

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decision making process.

Outlook

Management believes there will continue to be a trend of consolidation in the industry. The Fund expects continued sales and earnings growth in 2005 due to the accretive nature of acquisitions to date and the Fund's program of acquisition and new store development. To this end, the Fund has added additional staff to focus on acquisitions and new store development.

Additional Information

Additional information relating to the Fund, including the Fund's Annual Information Form, which will be filed in March of 2004, and other public filings, is available on SEDAR (www.sedar.com) and at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; Liquor Stores LP's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; dependence on key personnel; supply interruption; reliance on information and control systems; absence of an operating history as a public company; dependence on capital markets to fund Liquor Stores LP's growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP; leverage and restrictive covenants in agreements relating to current and future indebtedness of Liquor Stores LP; restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of substantially all of its operating cash flow; income tax related risks; and the Vendors' right to approve certain material transactions. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated September 17, 2004 and the Fund's Annual Information Form, which will be filed in March of 2005, which are available at www.sedar.com.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis contains forward-looking statements. All statements other than statements of historical fact contained in this Management's Discussion and Analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis are made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

CONSOLIDATED FINANCIAL STATEMENTS



AUDITOR'S REPORT

To the Trustees of Liquor Stores Income Fund

We have audited the consolidated balance sheet of Liquor Stores Income Fund as at December 31, 2004 and the consolidated statements of earnings and cash flows for the period from August 10, 2004 to December 31, 2004. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
March 10, 2005
(except for note 18(a), which is as of March 14, 2005)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying financial statements of Liquor Stores Income Fund have been prepared by management in accordance with generally accepted accounting principles. Liquor Stores Income Fund's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable. In recognizing that the Fund is responsible for both the integrity and objectivity of the financial statements, management is satisfied that the financial information throughout the balance of this annual report is consistent with the information presented in the financial statements.

PricewaterhouseCoopers LLP have been appointed to serve as the Fund's external auditors. They have examined the financial statements of the Fund for the period ending December 31, 2004.

The Audit Committee has reviewed these statements with management and the auditors, and has reported to the Trustees of the Fund and the Board of Directors of Liquor Stores GP Inc., the administrator of the Fund. The Board of Directors of Liquor Stores GP Inc. and the Trustees of the Fund have approved the information contained in the financial statements of Liquor Stores Income Fund which are included in this annual report.

Irv Kipnes
President & CEO
Edmonton, Alberta
March 21, 2005

Tom Orysiuk
Vice President & CFO
Edmonton, Alberta

CONSOLIDATED BALANCE SHEET

As at December 31, 2004

Assets	
Current assets	
Cash	$ 178,672
Accounts receivable	666,130
Inventory	20,676,416
Pre-opening costs	164,954
Prepaid expenses and deposits	413,585
	22,099,757
Equity investment (note 4)	432,728
Property and equipment (note 5)	12,184,265
Future income taxes (note 6)	14,000
Intangible assets (note 7)	406,466
Goodwill (note 3)	66,943,639
	$ 102,080,855
Liabilities	
Current liabilities	
Bank indebtedness (note 8)	$ 11,397,240
Accounts payable and accrued liabilities (note 9)	1,629,896
Distributions payable to unitholders (note 12)	358,190
Distributions payable to non-controlling interest (note 13)	721,523
	14,106,849
Long-term debt (note 10)	7,397,917
	21,504,766
Commitments (note 11)	
Non-controlling interest (note 13)	42,376,480
Unitholders' Equity	
Unitholders' equity (note 12)	
Fund Units	37,814,172
Cumulative earnings	
Net earnings for the period	1,495,705
Distributions declared (note 14)	(1,110,268)
	385,437
	38,199,609
	$ 102,080,855

CONSOLIDATED STATEMENT OF EARNINGS

For the period from August 10, 2004, including operations from September 28, 2004
(date of commencement of business operations) to December 31, 2004

Sales	$	35,542,909
Cost of sales		27,571,758
Gross margin		7,971,151
Expenses		
Operating		3,633,204
Administrative		851,521
Amortization of property and equipment		249,728
Amortization of intangible assets		22,534
		4,756,987
Earnings from operations		3,214,164
Interest expense		(257,538)
Earnings before non-controlling interest		2,956,626
Non-controlling interest		(1,460,921)
Net earnings for the period	$	1,495,705
Basic and diluted earnings per unit (note 12)		0.348

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from August 10, 2004, including operations from September 28, 2004
(date of commencement of business operations) to December 31, 2004

Cash provided by (used in)		
Operating activities		
Net earnings for the period	$	1,495,705
Items not affecting cash		
Amortization		272,262
Future income taxes		6,000
Equity loss		1,942
Accrued interest		122,217
Non-controlling interest		1,460,921
		3,359,047
Net change in non-cash working capital items		(2,696,092)
		662,955
Financing activities		
Net proceeds from the issuance of Units		37,814,172
Proceeds of long-term debt		7,331,099
Bank indebtedness		11,341,841
Distributions paid to unitholders		(752,078)
Distributions paid to non-controlling interest		(362,918)
		55,372,116
Investing activities		
Business acquisitions (note 3)		(55,445,706)
Cash acquired on acquisition		38,413
Purchase of property and equipment		(115,786)
Proceeds on disposal of property and equipment		1,350
Advances to equity investee		(334,670)
		(55,856,399)
Increase in cash and cash at end of the period	$	178,672
Supplementary information		
Interest paid	$	135,321

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

1 NATURE OF OPERATIONS AND ORGANIZATION

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $43,000,000. Concurrent with the closing of the IPO, the Fund acquired a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP") (note 3) and Liquor Stores LP acquired the net assets (the "Acquired Business") of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors"). As at December 31, 2004, Liquor Stores LP operated 49 retail liquor stores in Alberta and one retail liquor store in British Columbia.

2 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the following accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, goodwill is assessed for impairment based on the expected discounted future cash flows of the related operations, and amortization of property and equipment is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, Liquor Stores Operating Trust, Liquor Stores LP, Liquor Stores GP Inc. and several subsidiaries thereof. All significant inter-entity balances and transactions have been eliminated on consolidation.

Since the Fund commenced operations on September 28, 2004 with the purchase of the Acquired Business, no comparative information is provided.

The Fund accounts for investments in which it has significant influence, but not control, using the equity method.

b) Revenue recognition

Revenue is generated from sales to customers through retail stores and is recognized at the point of sale.

c) Inventory

Inventory is valued at the lower of cost, determined on the first in, first out basis, and net realizable value.

d) Pre-opening costs

Pre-opening costs represent direct costs incurred in acquiring and developing new stores in British Columbia and Alberta. The Fund defers such expenditures incurred during the pre-operating period for new stores. These costs are amortized over two years when the new store commences operations. Where costs have been incurred regarding locations that are subsequently abandoned, the costs are expensed in that period.

e) Property and equipment

Property and equipment is recorded at cost. Amortization is provided for over the estimated useful lives of assets on a straight-line basis at annual rates disclosed in note 5. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

f) Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested at least annually for impairment. If the carrying value of the goodwill exceeds its fair value, an impairment loss is reported in income of the current period.

g) Intangible assets

Intangible assets acquired at the time of the IPO represent management's estimate of the fair value of customer relationships, existing retail liquor licenses and business permits, including zoning permissions to operate a retail liquor store and the value attributed to property leases acquired at less than market rates.

The amount attributable to customer relationships is amortized over five years and the amount attributable to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is not recoverable and exceeds their fair value.

Retail liquor licenses and business permits to operate a retail liquor store have an indefinite life, therefore, the cost attributable to these items is not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount is not recoverable and exceeds its fair value.

h) Future income taxes

Incorporated subsidiaries of the Fund use the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Income tax obligations relating to distributions of the Fund are the obligations of the Unitholders and, accordingly, no provision for income taxes has been made in respect of the assets and liabilities of the Fund.

3 ISSUANCE OF UNITS AND BUSINESS ACQUISITIONS

On September 28, 2004, the Fund completed the IPO for aggregate proceeds of $43,000,000. The costs of issuance of the units was $5,185,828, resulting in net proceeds of $37,814,172. Concurrent with the closing of the IPO, the Fund used the net proceeds from the IPO to acquire an indirect 50.6% interest in Liquor Stores LP, represented by 4,300,000 Ordinary LP Units. Liquor Stores LP combined these funds with funds from new credit facilities (notes 8 and 10) and contributions by the Vendors, to acquire, through a series of transactions, 100% of the net business assets of the Vendors.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

Property and equipment	$ 12,319,558
Goodwill	66,943,639
Intangible assets	429,000
Other assets	121,975
	79,814,172
Net working capital	17,631,534
	$ 97,445,706
Consideration, being cash from IPO and new credit facilities	$ 55,445,706
Liquor Stores LP Exchangeable LP Units	20,750,000
Liquor Stores LP Subordinated LP Units	21,250,000
	$ 97,445,706

4 EQUITY INVESTMENT

Shares - 50%	$ 1
Equity (loss)	(1,942)
Advances	434,669
	$ 432,728

The advances are non-interest bearing and have no specified repayment terms.

5 PROPERTY AND EQUIPMENT

	Rate	Cost	Accumulated amortization	Net book value
Leasehold improvements	7%	$ 11,067,903	$ 205,060	$ 10,862,843
Operating equipment	10%	254,525	6,597	247,928
Office equipment and fixtures	10%	360,933	9,461	351,472
Computer equipment	20%	216,075	11,232	204,843
Automotive	20%	133,163	6,931	126,232
Shelving and racking	10%	401,394	10,447	390,947
		$ 12,433,993	$ 249,728	$ 12,184,265

6 FUTURE INCOME TAXES

The Fund has recognized future income taxes related to non-capital losses of $63,078 available in a subsidiary to offset income of future years. If not utilized, the losses will expire in 2011.

The Fund records income taxes relating to temporary differences and income earned by corporate subsidiaries of the Fund. The Fund does not record income taxes relating to the remaining temporary differences nor the remaining income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The temporary differences relating to assets and liabilities of the Fund for which income taxes are not recorded are as follows:

Goodwill	$	(26,491,523)
Property and equipment		(6,650,993)
Deferred lease inducements		9,486
	$	(33,133,030)

7 INTANGIBLE ASSETS

		Cost		Accumulated amortization		Net
Customer relationships	$	93,000	$	4,650	$	88,350
Retail liquor licenses and business permits		11,000		–		11,000
Leases		325,000		17,884		307,116
	$	429,000	$	22,534	$	406,466

8 BANK INDEBTEDNESS

The Fund has credit facilities with a Canadian chartered bank consisting of:

Bankers' acceptances	$	11,341,841
Accrued interest		55,399
	$	11,397,240

The bank indebtedness is collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance. Interest is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.50%. As of December 31, 2004, bank indebtedness consists of bankers' acceptances of $6,500,000 at an effective rate of 4.34% expiring on April 18, 2005 and $5,000,000 at an effective rate of 4.13% expiring on February 3, 2005.

9 RELATED PARTY TRANSACTIONS

During the period, the Fund incurred professional fees of $9,400 to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $17,600. Included in accounts payable and accrued liabilities is $7,100 relating to these transactions.

Included in accounts payable and accrued liabilities is $427,373 in amounts owing to the Vendors related to the acquisition of the assets at the time of the IPO. No interest is charged on these amounts.

10 LONG-TERM DEBT

Non-revolving bank loan		
Bankers' acceptance	$	7,331,099
Accrued interest		66,818
	$	7,397,917

Interest is payable at the lender's prime rate plus 0.50% or at the bankers' acceptance rate plus 1.75%. As of December 31, 2004, the Fund had borrowed the entire amount by way of a bankers' acceptance at an effective rate of 4.59%, which matures on April 18, 2005 for $7,500,000. The loan does not require principal repayments and is due on April 29, 2006. Interest expense on long-term debt is $86,236.

The long-term debt is collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance.

11 COMMITMENTS

The Fund occupies its retail locations under lease agreements with varying terms from five to fifteen years, expiring from March 2005 to October 2019. The leases provide for minimum annual lease payments over the next five years as follows:

Years ending December 31		
2005	$	3,340,113
2006		3,250,575
2007		2,948,816
2008		2,774,691
2009		1,992,303
Thereafter		4,556,771
	$	18,863,269

12 UNITHOLDERS' EQUITY

Fund Units

Units outstanding and capital contributions are as follows:

		Number of units		Issue costs		Net capital contributions
Fund Units	#	4,300,000	$	5,185,828	$	37,814,172

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Distributions payable to Unitholders

Distributions to Unitholders are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $0.2582 per Fund Unit ($1,110,268) were declared by the Fund for the period ended December 31, 2004. Distributions of $752,078 were paid and distributions of $358,190 were payable for the period ended December 31, 2004.

13 NON-CONTROLLING INTEREST

		Liquor Stores LP Exchangeable LP Units		Liquor Stores LP Subordinated LP Units		Total
Number of Units	#	2,075,000	#	2,125,000	#	4,200,000
Fund Special Voting Units	#	2,075,000	#	2,125,000	#	4,200,000
Units - Amount	$	20,750,000	$	21,250,000	$	42,000,000
Fund Special Voting Units - Amount		–		–		–
Non-controlling interest		721,765		739,156		1,460,921
Distributions declared		(535,766)		(548,675)		(1,084,441)
	$	20,935,999	$	21,440,481	$	42,376,480

Liquor Stores LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Stores LP have economic and voting rights equivalent to the Fund Units (note 12), except in connection with the exchangeability terms as described below. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151, dated January 19, 2005.

Each Exchangeable LP Unit entitles the holder to receive distributions from Liquor Stores LP pro rata with distributions made by Liquor Stores LP on Fund Units.

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 12), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151, dated January 19, 2005.

Distributions are to be made monthly on the Ordinary LP Units (note 12) and Exchangeable LP Units equal to $0.0833 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis (and the subordination provisions will only apply until) as at the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Fund has earned EBITA (earnings before interest, taxes and amortization) of at least $9.836 million and the Fund has paid distributions of at least $1.00 per LP Unit for such fiscal year.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon a transfer of the Exchangeable LP Units or the Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 4,200,000 Fund Special Voting Units relating to the 2,075,000 Exchangeable LP Units and 2,125,000 Subordinated LP Units that were issued at the time of the IPO.

Distributions payable to non-controlling interest

Distributions to non-controlling interest are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $0.2582 per Exchangeable LP Unit ($535,766) and Subordinated LP Unit ($548,675) were declared by the Fund for the period ended December 31, 2004. Distributions of $362,918 were paid and distributions of $721,523 were payable for the period ended December 31, 2004.

14 DISTRIBUTIONS

Date distribution declared	Date distribution paid	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
		Declared	Paid	Declared	Paid	Declared	Paid
October 19, 2004	November 15, 2004	$ 393,886	$ 393,886	$ 190,070	$ 190,070	$ 583,956	$ 583,956
November 9, 2004	December 15, 2004	358,192	358,192	172,848	172,848	531,040	531,040
December 15, 2004	January 17, 2005	358,190	–	721,523	–	1,079,713	–
		$1,110,268	$ 752,078	$1,084,441	$ 362,918	$2,194,709	$1,114,996

15 LONG-TERM INCENTIVE PLAN

The Fund has adopted a long-term incentive plan (the Plan) to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The base distribution for the fiscal period ended December 31, 2004 is $0.2582 per Unit; for the fiscal years ending December 31, 2005 and 2006 is $1.00 per Unit and for the fiscal years ending December 31, 2007 and thereafter, the base distribution will be set by the compensation committee.

For the period ended December 31, 2004, the distributable cash flow per unit did not exceed the base distribution. Accordingly, no accrual has been made for any bonuses to be paid under the Plan.

16 FINANCIAL INSTRUMENTS

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include accounts receivable, advances to equity investee, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Interest rate risk

The Fund's bank indebtedness and its long-term debt, as described in notes 8 and 10, bear interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value disclosure

The carrying amount of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value either due to their relatively short-term maturities or interest rates which approximate market rates. The fair value of advances to equity investees cannot be determined since the advances do not have specified terms and no active market for the advances exists. The carrying values of long-term debt approximate the fair value of the long-term debt as the interest rate affecting this amount approximates market rates.

17 ECONOMIC DEPENDENCE

Under Alberta provincial legislation, the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with this main supplier.

18 SUBSEQUENT EVENTS

a) Business acquisitions

During the period from February 18, 2005 to March 10, 2005, the Fund completed the acquisition of the assets of 12 retail liquor store businesses. On March 14, 2005, the Fund completed the acquisition of the assets of an additional retail liquor store business. The aggregate purchase price of the assets of the 13 retail liquor store businesses (including inventory) was approximately $14,000,000 and was paid in cash from existing facilities and the proceeds from the issuance of Fund Units.

The purchase price will be allocated to the fair value of the acquired assets when determined.

b) Issuance of Fund Units

On March 2, 2005, the Fund issued 1,830,000 Fund Units at $16.40 per Fund Unit for gross proceeds of $30,012,000. The gross proceeds less issuance costs estimated at $1,500,000 will be recorded as unitholders' equity.